UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from_____ to ______

Commission file number 1-9779

NISOURCE INC.

EMPLOYEE STOCK PURCHASE PLAN
(Full title of plan)

NISOURCE INC.

(Issuer of the Securities)

801 East 86th Avenue, Merrillville, Indiana 46410

(Address of Principal Executive Office)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the NiSource Inc. Employee Stock Purchase Plan:

We have audited the accompanying balance sheets of the NiSource Inc. Employee Stock Purchase Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of activity for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Plan as of December 31, 2004 and 2003, and the changes in plan equity for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Indianapolis, Indiana
March 28, 2005

NISOURCE INC.
EMPLOYEE STOCK PURCHASE PLAN

Balance Sheet

As of December 31,	2004	2003
ASSETS
Employee contributions receivable	$194,752	$122,546

LIABILITIES
Amounts payable for purchases of common shares	$194,752	$122,546
Plan equity	—	—

Total Liabilities and Plan Equity	$194,752	$122,546

The accompanying notes to the financial statements are an integral part of these statements.

Statements of Activity

Year Ended December 31,	2004	2003	2002
Plan Equity, Beginning of Year	$—	$—	$—
Increases (Decreases) during the year:
Employee contributions	661,876	564,951	824,213
Employer contributions	73,542	62,773	91,579
Purchases of common shares	(735,418)	(627,724)	(915,792)

Plan Equity, End of Year	$—	$—	$—

The accompanying notes to the financial statements are an integral part of these statements.

NISOURCE INC.
EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements

1.   Description of the Plan

The following brief description of the NiSource Inc. (NiSource) Employee Stock Purchase Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

A.  General. The Plan was established on October 27, 1964, when it was adopted by Northern Indiana Public Service Company’s Board of Directors and became effective on December 15, 1964. Effective March 3, 1988, the Plan was assumed by NiSource and amended to allow participation by eligible employees of NiSource and certain of its subsidiaries as designated by the Board of Directors of NiSource. The Plan continues to provide a convenient means by which eligible employees may save regularly through voluntary, systematic payroll deductions and use such savings to purchase Common Shares at less than the market price.

B.  Plan Administration. The Corporate Secretary of NiSource is the administrator of the Plan and makes such rulings or interpretations as are necessary in its operation. NiSource bears all the costs of administering and carrying out the Plan.

C.  Eligibility. Only active employees, who have one or more years of service with NiSource, or any participating subsidiary, are eligible to participate in the Plan. Part-time employees whose customary employment is twenty hours or less per week and five months or less per calendar year, or employees whose customary employment is for less than six months in any calendar year are not eligible to participate. The number of active participants in the Plan as of December 31, 2004, 2003, and 2002 were 380, 356 and 397, respectively.

D.  Employee Contributions. An eligible employee may authorize payroll deductions in any full dollar amount, not less than $10 per regular pay period but not more than $20,000 per calendar year.

An eligible employee may enter the Plan at the beginning of any month in which the eligibility requirements are met by signing and delivering to NiSource Stockholder Services, upon fifteen days advance notice, an authorization for payroll deductions for the purchase of Common Shares. Such authorization must state (a) the amount to be deducted regularly from each paycheck, (b) authority to issue the Common Shares in each savings period, and (c) for Shares purchased under the Plan on or after September 1, 2000 the employee must be named as the sole owner in the registration. Shares purchased under the Plan before September 1, 2000 that are registered solely in the employee’s name as of September 1, 2000 must remain registered solely in the employee’s name. Shares purchased under the Plan before September 1, 2000, and registered in joint tenancy or in the name of a trust, may continue to be registered in such joint tenancy or in the name of such trust on and after September 1, 2000. Payroll deductions can be changed only at the beginning of any month upon fifteen days advance notice.

For purposes of the Plan, the savings periods are the periods during which participants accumulate savings for the purchase of Common Shares under the Plan. Each savings period includes all paydays within that period. Interest is not paid on payroll deductions while held by the applicable employer for a participant’s account under the Plan. The savings periods are defined as the three month periods from January 1 to March 31; April 1 to June 30; July 1 to September 30; and October 1 to December 31; inclusive.

E.  Purchases of Common Shares. A participant who purchases Common Shares under the Plan will purchase as many full or fractional shares as is determined by dividing his or her accumulated savings for the entire savings period by the purchase price per share for such savings period. The purchase price per share to participants is 90% of the closing market price of Common Shares on the New York Stock Exchange on the last trading day of the savings period.

F.  Refunds and Withdrawals. A participant who does not wish to purchase Common Shares in any savings period must give written notice to NiSource Stockholder Services at least seven business days prior to the purchase date on which the participant wishes to terminate. In such event, all funds credited to the participant under the Plan will be returned as soon as practicable, and no further payroll deductions will be made during that savings period. To resume payroll deductions, a participant must file a new authorization card as described in Note 1D.

NISOURCE INC.
EMPLOYEE STOCK PURCHASE PLAN

Notes to Financial Statements (continued)

A participant may withdraw from the Plan at any time upon seven days advance notice and reenter the Plan at the beginning of any month on fifteen days advance notice. Withdrawal shall be made by proper notification to NiSource Stockholder Services. Funds credited to the account of a participant not already used or unconditionally committed to the purchase of Common Shares will be returned to the participant as soon as practicable after notice of withdrawal is received. The participant will also receive either a certificate for all full Common Shares held in his or her account or at his or her request a check for such Common Shares. The participant will also receive a check for any fractional share held in his or her account. The cash value of Common Shares will be the average price of all shares sold from the Plan on the day of sale multiplied by the number of shares sold, less fees and commissions.

G.  Termination of Participation. Participation in the Plan terminates if the participant’s employment is terminated because of retirement, resignation, discharge, death or any other reason. In such event, all funds of the participant under the Plan not already used or unconditionally committed for the purchase of Common Shares will be refunded as soon as practicable. The participant or his or her legal representative will receive either a certificate for all full Common Shares held in his or her account or at his or her request, a check for such Common Shares. The participant or his or her legal representative will also receive a check for the cash and any fractional share held in his or her account. The cash value of the Common Shares will be the average price of all shares sold from the Plan on the day of sale multiplied by the number of shares sold, less fees and commissions.

2.  Summary of Significant Accounting Policies

A.  Method of Accounting. The financial statements of the Plan have been prepared on the accrual basis of accounting.

B.  Contributions. Employee contributions receivable represents amounts due as of December 31, 2004 and 2003, under the terms of the Plan agreement. Employer and employee contributions are reflected as 10% and 90%, respectively, of the purchase price of Common Shares in the accompanying financial statements when the Common Shares are purchased.

C.  Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from the estimates.

3.  Income Tax Status

The Plan is not qualified under Section 401(a) of the Internal Revenue Code. No Federal income tax is imposed when a participant purchases shares under the Plan. When a participant sells or otherwise disposes of shares purchased under the Plan, Federal income tax considerations differ, depending on the length of time the shares were held. A participant agrees to notify NiSource if he or she disposes of any Common Shares purchased under the Plan within one year after the purchase date. Any dividends received by a participant should be reported as taxable income.

4.  Termination or Amendment of Plan

NiSource reserves the right to modify, suspend or terminate the Plan, by action of its Board of Directors as of the beginning of any savings period. Notice of suspension, modification or termination will be given to all participants. Upon termination of the Plan for any reason, the cash then credited to the participant’s account, if any, a certificate for all full Common Shares held in the participant’s Plan Account and the cash value of any fractional share shall be distributed promptly to the participant.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporate Secretary of NiSource, who administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NiSource Inc. Employee Stock Purchase Plan

(Name of Plan)

Date: March 28, 2005	/s/ GARY W. POTTORFF

Gary W. Pottorff Corporate Secretary

NISOURCE INC.
EMPLOYEE STOCK PURCHASE PLAN

Exhibit List

Exhibit	Description of Item
23	Consent of Deloitte & Touche LLP